                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                 AMENDMENT NO. 1

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          CARDIAC PATHWAYS CORPORATION

                                (Name of Issuer)

                                  COMMON STOCK

                         (Title of Class of Securities)
                                   0001012367

                                 (CUSIP Number)



           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 JULY 23, 1999

             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), 13d-1(g) check the following box [ ]

               Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                        (Continued on following page(s))


                                    1 of 19

CUSIP No.  0001012367                 13D                   Page  2 of  19 Pages


- --------------------------------------------------------------------------------
 (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above
     Persons

 BankAmerica Ventures
- --------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group          (a)    [ ]
                                                               (b)    [X]

- --------------------------------------------------------------------------------
 (3) SEC Use Only


- --------------------------------------------------------------------------------
 (4) Source of Funds*

 WC
- --------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

- --------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

California
- --------------------------------------------------------------------------------

Number Of Shares                (7)  Sole Voting Power     2,028,000
Beneficially Owned
By Each Reporting
Person With                     (8)  Shared Voting Power   -0-

                                (9)  Sole Dispositive Power 2,028,000

                                (10) Shared Dispositive Power -0-

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     2,028,000 -- See Item 5
- --------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

- --------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     24.1% -- See Item 5

- --------------------------------------------------------------------------------
(14) Type of Reporting Person*

     CO
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!


                                    2 of 19

CUSIP No. 0001012367                  13D                     Page 3 of 19 Pages


- --------------------------------------------------------------------------------
 (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above
     Persons
Morgan Stanley Venture Partners III, L.L.C.
- --------------------------------------------------------------------------------

 (2) Check the Appropriate Box if a Member of a Group          (a) [ ]

                                                               (b) [X]
- --------------------------------------------------------------------------------
 (3) SEC Use Only

- --------------------------------------------------------------------------------
 (4) Source of Funds*

     OO
- --------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e) [ ]

- --------------------------------------------------------------------------------

 (6) Citizenship or Place of Organization

Delaware
- --------------------------------------------------------------------------------

Number Of Shares                    (7)  Sole Voting Power        -0-
Beneficially Owned
By Each Reporting
Person With                         (8)  Shared Voting Power      2,020,000

                                    (9)  Sole Dispositive Power   -0-

                                    (10) Shared Dispositive Power 2,020,000

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     2,020,000 -- See Item 5
- --------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

- --------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     24.0% -- See Item 5
- --------------------------------------------------------------------------------
(14) Type of Reporting Person*

     IA
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!


                                    3 of 19

CUSIP No.  0001012367                 13D                     Page 4 of 19 Pages


- --------------------------------------------------------------------------------

 (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above
     Persons

Morgan Stanley Venture Capital III, Inc.
- --------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group             (a) [ ]

                                                                  (b) [X]
- --------------------------------------------------------------------------------
 (3) SEC Use Only

- --------------------------------------------------------------------------------
 (4) Source of Funds*

     OO
- --------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

- --------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

Delaware
- --------------------------------------------------------------------------------

Number Of Shares                      (7)  Sole Voting Power        -0-
Beneficially Owned
By Each Reporting
Person With                           (8)  Shared Voting Power      2,020,000

                                      (9)  Sole Dispositive Power   -0-

                                      (10) Shared Dispositive Power 2,020,000

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     2,020,000 - See Item 5
- --------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

- --------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount In Row (11)

     24.0% -- See Item 5

(14) Type of Reporting Person*

     IA
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!


                                    4 of 19

CUSIP No. 0001012367                   13D                    Page 5 of 19 Pages


- --------------------------------------------------------------------------------
 (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above
     Persons

Morgan Stanley Venture Partners III, L.P.
- --------------------------------------------------------------------------------

 (2) Check the Appropriate Box if a Member of a Group        (a) [ ]

                                                             (b) [X]
- --------------------------------------------------------------------------------
 (3) SEC Use Only

- --------------------------------------------------------------------------------
 (4) Source of Funds*

     OO
- --------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

- --------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

Delaware
- --------------------------------------------------------------------------------

Number Of Shares                     (7)  Sole Voting Power        -0-
Beneficially Owned
By Each Reporting
Person With                          (8)  Shared Voting Power      1,772,146

                                     (9)  Sole Dispositive Power   -0-

                                     (10) Shared Dispositive Power 1,772,146


(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     1,772,146 - See Item 5
- --------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

- --------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     21.1% -- See Item 5

- --------------------------------------------------------------------------------
(14) Type of Reporting Person*

     PN
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!


                                    5 of 19

CUSIP No.  0001012367                 13D                     Page 6 of 19 Pages


- --------------------------------------------------------------------------------
 (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above
     Persons

Morgan Stanley Venture Investors III, L.P.
- --------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member of a Group        (a)  [ ]

                                                            (b)  [X]
- --------------------------------------------------------------------------------
 (3) SEC Use Only

- --------------------------------------------------------------------------------
(4) Source of Funds*

    OO
- --------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

- --------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

Delaware
- --------------------------------------------------------------------------------
Number Of Shares                   (7)  Sole Voting Power        -0-
Beneficially Owned
By Each Reporting
Person With                        (8)  Shared Voting Power      170,085

                                   (9)  Sole Dispositive Power   -0-

                                   (10) Shared Dispositive Power 170,085
- --------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     170,085 - See Item 5
- --------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

- --------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     2.0% -- See Item 5
- --------------------------------------------------------------------------------
(14) Type of Reporting Person*

     PN
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!


                                    6 of 19

CUSIP No.  0001012367                 13D                     Page 7 of 19 Pages

- --------------------------------------------------------------------------------
 (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above
     Persons

The Morgan Stanley Venture Partners Entrepreneur Fund, L.P.
- --------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group       (a) [ ]

                                                            (b) [X]
- --------------------------------------------------------------------------------

 (3) SEC Use Only

- --------------------------------------------------------------------------------
 (4) Source of Funds*

OO
- --------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

- --------------------------------------------------------------------------------
(6) Citizenship or Place of Organization

 Delaware
- --------------------------------------------------------------------------------
Number Of Shares                     (7)  Sole Voting Power        -0-
Beneficially Owned
By Each Reporting
Person With                          (8)  Shared Voting Power      77,769

                                     (9)  Sole Dispositive Power   -0-

                                     (10) Shared Dispositive Power 77,769

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     77,769 - See Item 5
- --------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

- --------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     0.9% - See Item 5
- --------------------------------------------------------------------------------
(14) Type of Reporting Person*

     PN
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!


                                    7 of 19

ITEM 1. SECURITY AND ISSUER.

        The class of equity securities to which this statement relates is the Common Stock, $0.001 par value per share (the "Common Stock"), of Cardiac Pathways Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 995 Benecia Avenue, Sunnyvale, California 94086. The Company effected a one-for-five (1-for-5) reverse stock split on July 26, 1999; the number of outstanding shares of Common Stock used in this statement takes into effect the Company's reverse stock split, but could be subject to a rounding adjustment that is not expected to be material.

ITEM 2. IDENTITY AND BACKGROUND.

        (a) This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (1) BankAmerica Ventures, a California corporation, (2) Morgan Stanley Venture Partners III, L.L.C., a Delaware limited liability company ("MSVP III, L.L.C."), (3) Morgan Stanley Venture Capital III, Inc., a Delaware corporation, ("MSVC III, Inc."), (4) Morgan Stanley Venture Partners III, L.P., a Delaware limited partnership, (5) The Morgan Stanley Venture Partners Entrepreneur Fund, L.P., a Delaware limited partnership, and (6) Morgan Stanley Venture Investors III, L.P., a Delaware limited partnership (Morgan Stanley Venture Partners III, L.P., Morgan Stanley Venture Investors III, L.P. and The Morgan Stanley Venture Partners Entrepreneur Fund, L.P. are collectively referred to as the "MSDW Funds").

        BankAmerica Ventures is a wholly owned subsidiary of Bank of America, National Association, a national banking association existing under the laws of the United States of America ("BANA"). The general partner of each of the MSDW Funds is MSVP III, L.L.C. The institutional managing member of MSVP III, L.L.C. is MSVC III, Inc., a wholly owned subsidiary of Morgan Stanley Dean Witter & Co.

        (b) The address of the principal business and offices of BankAmerica Ventures is 950 Tower Lane, Suite 700, Foster City, CA 94404. The address of the principal business and offices of BANA is 101 S. Tryon Street, Charlotte, North Carolina 28255.

               The address of the principal business and offices of the MSDW Funds, MSVC III, Inc. and MSVP III, L.L.C. is 1221 Avenue of the Americas, New York, New York 10020.

        (c) Not applicable.

        (d) None of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the other persons listed on Schedules A, B and C attached hereto has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

        (e) During the past five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the other persons listed on Schedules A, B and C attached hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) Not applicable.


                                    8 of 19

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        BankAmerica Ventures is the owner of ten thousand (10,000) shares of the Company's Series B Convertible Preferred Stock (the "Series B Preferred"), which is convertible at the option of the holder into two million (2,000,000) shares of Common Stock, and a warrant to purchase one hundred forty (140) shares of Series B Preferred, which shares are convertible at the option of the holder into twenty eight thousand (28,000) shares of Common Stock, for an aggregate number of two million twenty eight thousand (2,028,000) beneficially owned shares of Common Stock for the purpose of Rule 13d-5(b)(1) and Rule 13d-3 promulgated under the Exchange Act. The aggregate purchase price of such shares, together with the exercise price of such warrant is ten million one hundred forty thousand dollars ($10,140,000). BankAmerica Ventures's capital available for investment was the source of the funds for the purchase of such shares and will be the source of the funds needed for the exercise of such warrant in the event that BankAmerica Ventures chooses to so exercise.

        The MSDW Funds are the owner of ten thousand (10,000) shares of Series B Preferred Stock, which is convertible at the option of the holder into two million (2,000,000) shares of Common Stock, and a warrant to purchase one hundred (100) shares of Series B Preferred, which shares are convertible at the option of the holder into twenty thousand (20,000) shares of Common Stock, for an aggregate number of two million twenty thousand (2,020,000) beneficially owned shares of Common Stock for the purpose of Rule 13d-5(b)(1) and Rule 13d-3 promulgated under the Exchange Act. The aggregate purchase price of such shares together with the exercise price of such warrant is ten million one hundred thousand dollars ($10,100,000). The MSDW Funds' capital available for investment was the source of the funds for the purchase of such shares and will be the source of the funds needed for the exercise of such warrant in the event that the MSDW Funds choose to so exercise.

ITEM 4. PURPOSE OF TRANSACTION.

        Bridge Financing. In an effort to raise additional capital, on May 21, 1999, the Company entered into a bridge loan with BankAmerica Ventures, the MSDW Funds, and SWIB (the "Bridge Investors") for an aggregate amount of three million dollars ($3,000,000), pursuant to the terms of that certain Securities Purchase Agreement, dated May 20, 1999, and executed on May 21, 1999 (the "Securities Purchase Agreement") filed as Exhibit 2 hereto (the "Bridge Financing"). The Bridge Investors may increase the amount of the Bridge Financing up to an aggregate of six million dollars ($6,000,000) at their election. The Cardiac Pathways Corporation Senior Convertible Floating Rate Bridge Notes (the "Notes"), filed as Exhibit 3 hereto, issued by the Company in connection with the Bridge Financing are secured by substantially all of the Company's assets pursuant to the terms of that certain Security Agreement, dated May 20, 1999, and executed on May 21, 1999, filed as Exhibit 4 hereto, and accrue interest at a floating rate per annum equal to the sum of the variable rate of interest announced by Silicon Valley Bank as its "prime rate" in effect from time to time, plus 2.00%. The Notes are convertible into shares of Series B Preferred at the rate of $1,000 per share. On May 21, 1999, pursuant to the terms of the Securities Purchase Agreement, the Company issued to each Bridge Investor a warrant, the form of which is filed as Exhibit 5 hereto ("Warrant"), to purchase a number of shares of Series B Preferred equal to the quotient of
(a) the aggregate amount of the Notes held by such Bridge Investor multiplied by ten percent (10%) divided by (b) one thousand (1,000) (the "Warrant Coverage"). In the event that the Bridge Investors should choose to lend up to an additional three million dollars ($3,000,000) to the Company, the Company shall issue to the Bridge Investors the same Warrant Coverage on such additional funds, for an aggregate Warrant Coverage of up to three hundred (300) shares of Series B Preferred, convertible into an aggregate of sixty thousand (60,000) shares of Common Stock.

        Purchase Agreement. On July 23, 1999, the Series B Investors purchased thirty-two thousand (32,000) shares of Series B Preferred (convertible into six million four hundred thousand (6,400,000) shares of Common Stock) for an aggregate purchase price of thirty two million dollars ($32,000,000) (the "Series B Financing") in accordance with the terms of the Securities Purchase Agreement and that certain Series B Convertible Preferred Stock Purchase Agreement, as amended, filed as Exhibit 6 hereto (the "Purchase Agreement"), dated May 20, 1999, and executed on May 21, 1999 by and between the Company on the one hand, and the Bridge


                                    9 of 19

Investors, Van Wagoner Capital Management, Thomas Fogarty, and Trellis Health Ventures L.P. on the other hand (collectively, the "Series B Investors"). In connection with the Series B Financing, the Bridge Investors converted the Notes and the interest accrued thereon into shares of Series B Preferred pursuant to the terms of the Securities Purchase Agreement described above.

        The shares of Common Stock disclosed as beneficially owned by the Series B Investors for the purpose of Rule 13d-5(b)(1) and Rule 13d-3 promulgated under the Exchange Act consist of (i) thirty-two thousand (32,000) shares of Series B Preferred purchased July 23, 1999, convertible into six million four hundred thousand (6,400,000) shares of Common Stock, (ii) sixty thousand (60,000) shares of Common Stock issuable upon conversion of Series B Preferred issuable upon exercise of Warrants to purchase an aggregate of three hundred (300) shares of Series B Preferred, and (iii) three hundred fifty-one thousand (351,000) shares of Common Stock held by SWIB prior to the closing of the Series B Financing.

        Under the terms of the Purchase Agreement, the Company's existing board of directors resigned effective upon the closing date of the Purchase Agreement.

        In May, 1999, Thomas M. Prescott was appointed as the Company's new chief executive officer replacing William N. Starling, the Company's former chief executive officer and president. Mr. Prescott was appointed at the recommendation of the Series B Investors in accordance with the terms of the Purchase Agreement.


        The Purchase Agreement provides that the holders of the Series B Preferred shall have the right to nominate three (3) members of the Company's board of directors, two (2) of whom shall be representatives of BankAmerica Ventures who initially are Anchie Y. Kuo, M.D. and Mark J. Brooks and one (1) of whom shall be a representative of Morgan Stanley Venture Partners III, L.P., who initially is M. Fazle Husain. In the event that the number of the Company's directors exceeds five (5), the holders of the Series B Preferred shall have the right to nominate one (1) additional director. All members of the Company's board of directors nominated by holders of the Series B Preferred shall have the right to be members of all committees of the Company's board of directors. The Company further agrees not to file any proxy or other materials with the Securities and Exchange Commission opposed to the re-election of such persons as directors of the Company unless such director has committed any action giving the stockholders of the Company the right to remove such director for cause, and to use all reasonable efforts to secure the election of such persons as directors. The Purchase Agreement provides that the remaining directors of the Company will include one (1) representative of the Company's management, who shall be the Company's chief executive officer and one (1) outside representative appointed by a majority of the Company's board of directors.

        As of May 21, 1999, under the terms of the Purchase Agreement, the Company has agreed to grant to BankAmerica Ventures, Morgan Stanley Venture Partners III, L.P. and SWIB, non-voting, board observation rights.

        Pursuant to the terms of the Purchase Agreement, in July 1999, the Company obtained stockholder approval to amend its Certificate of Incorporation to effect a one-for-five (1-for-5) reverse split of the outstanding Common Stock and to amend its Bylaws to (i) fix the number of directors at five (5) members with a provision that the number of directors may be increased to seven (7) members with the consent of the directors who are representatives of the Series B Investors, and (ii) to require the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares entitled to vote, voting together as a single class, to (I) increase the number of shares reserved for issuance under the Company's stock plans, such that the quotient of
(A) the shares outstanding issued pursuant to the Company's stock plans plus the shares available for issuance under the Company's stock plans plus additional shares proposed to be issued under the Company's stock plans; divided by (B) the total outstanding capital stock of the Company, including any outstanding convertible preferred stock, on an as converted basis, is not greater than thirty percent (30%);


                                    10 of 19
and (II) re-price any options granted after May 20, 1999 to purchase shares of Common Stock under the Company's stock plans, provided that the Company shall only re-price each option outstanding prior to May 20, 1999 once. In accordance with the terms of the Purchase Agreement, the Company also obtained stockholder approval to increase the number of shares of Common Stock available for management and employees under the Company's 1991 Stock Option Plan by 4,000,000 shares.


        The Rights Preferences and Privileges of the Series B Preferred. The Certificate of Designation filed by the Company with the Office of the Secretary of State for the State of Delaware, a form of which is filed as Exhibit 8 hereto, sets forth the rights, preferences, and privileges of the Series B Preferred, including, but not limited to the following:

        Each share of Series B Preferred will initially be convertible into two hundred (200) shares of Common Stock. The conversion ratio of the Series B Preferred will be subject to adjustment for price based anti-dilution.

        The Series B Preferred will be entitled to an 11% cumulative dividend per year and will have a liquidation preference equal to the initial purchase price of $1,000 plus accrued but unpaid dividends upon the occurrence of a liquidation, a merger or the sale of all or substantially all of the Company's capital stock or assets.

        The holders of the Series B Preferred will vote on all matters presented to the Company's stockholders on an as-converted to Common Stock basis. In addition, the affirmative vote of holders of the Series B Preferred, voting as a separate class, will be required to: (i) amend or repeal any provision, or add any provision to the Company's Certificate of Incorporation or Bylaws which change the rights of the Series B Preferred; (ii) increase or decrease (other than by redemption or conversion) the total number of authorized shares of the Company's preferred stock or Common Stock; (iii) authorize or issue, or obligate itself to issue, any other security, including any other security convertible into or exercisable for any security having a preference over, or being on a parity with, the Series B Preferred with respect to voting, dividends, redemption or upon liquidation; (iv) issue any shares of Common Stock, other than (a) shares of Common Stock issuable or issued to employees, consultants or directors of the Company directly or pursuant to a stock option plan or restricted stock plan approved by the board of directors, including the representatives of the Series B Investors; (b) shares of Common Stock issuable or issued upon conversion of the Company's Series A Participating Preferred Stock or Series B Preferred or as dividends or distributions on the Series A Participating Preferred Stock or Series B Preferred; (c) shares of Common Stock issuable or issued upon exercise of warrants issued to banks, equipment lessors or other venders, where such Common Stock or warrants were approved by the board of directors, including the representatives of the Series B Investors; or (d) shares of Common Stock issuable or issued as consideration for business combinations or corporate partnering agreements approved by the board of directors, including the representatives of the Series B Investors; (v) declare or pay any dividends on its Common Stock or redeem, purchase or otherwise acquire (or pay into or set aside for a sinking fund for such purpose) any share or shares of Common Stock; provided, however, that this restriction shall not apply to the repurchase of shares of Common Stock from employees, officers, directors, consultants or other persons performing services for the Company or any subsidiary pursuant to agreements under which the Company has the option to repurchase such shares at cost or at cost upon the occurrence of certain events, such as the termination of employment; (vi) sell, convey, or otherwise dispose of all or substantially all of its property or business or merge into or consolidate with any other corporation (other than a wholly-owned subsidiary corporation) or effect any transaction or series of related transactions in which more than fifty percent (50%) of the voting power of this corporation is disposed of; (vii) repurchase any series of preferred stock, or (viii) increase or decrease the size of the the Company's board of directors.

        Redemption Rights. At any time after May 31, 2004, the holders of a majority of the then outstanding Series B Preferred may request that the Company redeem the outstanding Series B Preferred in whole, upon


                                    11 of 19
payment in cash in respect of each share of Series B Preferred redeemed of an amount equal to $1,000 plus accrued but unpaid dividends on such shares. In the event the Company elects not to redeem the then outstanding Series B Preferred, the cumulative dividend rate payable on the Series B Preferred shall increase six percent (6%), each year at the beginning after such date the Company elects not to redeem the Series B Preferred.

        Registration Rights. The Company and the Series B Investors have entered into that certain Registration Rights Agreement, dated May 20, 1999 and executed on May 21, 1999, filed as Exhibit 9 hereto (the "Rights Agreement"). Under the terms of the Rights Agreement, at any time after May 31, 2000 the holders of at least forty five percent (45%) of the Series B Preferred issued pursuant to the Purchase Agreement (the "Shares") can (i) request the Company to effect a registration of the Common Stock into which the then outstanding Shares are convertible, of at least $7,500,000 (a "Requested Registration") and (ii) request the Company to effect a registration of at least $2,000,000 on Form S-3. The Series B Investors are entitled to two Requested Registrations, and one registration on Form S-3 per twelve (12) month period. In addition, in the event the Company proposed to register any of its securities for its own account or the account of any of its stockholders (other then certain registrations relating (i) solely to employee benefits plans; (ii) to a registration on Form S-4 or (iii) relating solely to a Securities and Exchange Commission Rule 145 transaction), the Series B Investors will have the right, upon a timely request and subject to a right of priority in favor of the Company, to have the Common Stock into which the Shares are convertible included in such registration. All expenses for the aforementioned registrations shall be paid by the Company.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) For the purposes of Rule 13d-3 promulgated under the Exchange Act, BankAmerica Ventures may be deemed to beneficially own two million twenty eight thousand (2,028,000) shares of Common Stock, or approximately 24.1% of the outstanding shares of Common Stock immediately following the closing of the Series B Financing, which includes ten thousand (10,000) shares of Series B Preferred , which shares are convertible at the option of the holder into two million (2,000,000) shares of Common Stock and a warrant to purchase one hundred forty (140) shares of Series B Preferred, which shares are convertible at the option of the holder into twenty eight thousand (28,000) shares of Common Stock.

        For the purposes of Rule 13d-3 promulgated under the Exchange Act, the MSDW Funds may be deemed to beneficially own two million twenty thousand (2,020,000) shares of Common Stock, or approximately 24.0% of the outstanding shares of Common Stock immediately following the closing of the Series B Financing, which includes ten thousand (10,000) shares of Series B Preferred, which shares are convertible at the option of the holder into two million (2,000,000) shares of Common Stock and a warrant to purchase one hundred (100) shares of Series B Preferred, which shares are convertible at the option of the holder into twenty thousand (20,000) shares of Common Stock.

        For the purposes of Rule 13d-3 promulgated under the Exchange Act, SWIB may be deemed to beneficially own one million five hundred sixty three thousand (1,563,000) shares of Common Stock, or approximately 18.6% of the outstanding shares of Common Stock immediately following the closing of the Series B Financing, which includes five thousand (5,000) shares of Series B Preferred, which shares are convertible at the option of the holder into one million (1,000,000) shares of Common Stock, a warrant to purchase sixty (60) shares of Series B Preferred, which shares are convertible at the option of the holder into twelve thousand (12,000) shares of Common Stock and three hundred fifty one thousand (351,000) shares of Common Stock beneficially owned by SWIB prior to the closing of the Series B Financing.

        For the purposes of Rule 13d-3 promulgated under the Exchange Act, Van Wagoner Capital Management may be deemed to beneficially own one million (1,000,000) shares of Common Stock, or


                                    12 of 19
approximately 11.9% of the outstanding shares of Common Stock immediately following the closing of the Series B Financing which includes five thousand (5,000) shares of Series B Preferred, which shares are convertible at the option of the holder into one million (1,000,000) shares of Common Stock.

        For the purposes of Rule 13d-3 promulgated under the Exchange Act, Thomas Fogerty may be deemed to beneficially own one hundred forty seven thousand nine hundred thirty nine (147,939) shares of Common Stock, or approximately 1.8% of the outstanding shares of Common Stock immediately following the closing of the Series B Financing, which includes five hundred
(500) shares of Series B Preferred, which shares are convertible into one hundred thousand (100,000) shares of Common Stock and forty seven thousand, nine hundred thirty nine (47,939) shares of Common Stock beneficially owned by Thomas Fogerty prior to the closing of the Series B Financing.

        For the purposes of Rule 13d-3 promulgated under the Exchange Act, Trellis Health Ventures L.P. may be deemed to beneficially own one hundred thousand (100,000) shares of Common Stock, or approximately 1.2% of the outstanding shares of Common Stock immediately following the closing of the Series B Financing, which includes five hundred (500) shares of Series B Preferred, which shares are convertible at the option of the holder into one hundred thousand (100,000) shares of Common Stock.

        BankAmerica Ventures, MSVP III, L.L.C., MSVC III, Inc., the MSDW Funds, SWIB, Van Wagoner Capital Management, Thomas Fogerty, and Trellis Health Ventures L.P. for the purposes of Rule 13d-5(b)(i) and Rule 13d-3 promulgated under the Exchange Act may be deemed to beneficially own an aggregate of six million eight hundred fifty eight thousand nine hundred thirty nine (6,858,939) shares of Common Stock, or approximately 81.6% of the outstanding shares of Common Stock as of May 21, 1999. The Reporting Persons do not affirm the existence of a group and are filing this statement jointly pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act.

        (b) BankAmerica Ventures has the power to direct the disposition of and vote the shares of Series B Preferred held by it. By virtue of the relationship previously reported under Item 2 of this statement, BANA may be deemed to have indirect beneficial ownership of the shares of Series B Preferred owned by BankAmerica Ventures. BANTSA disclaims any beneficial ownership that it may be deemed to have as a result of BankAmerica Ventures' ownership of the shares of Series B Preferred.

        By virtue of the relationship previously reported under Item 2 of this statement, each of MSVC III, Inc. and MSVP III L.L.C. may be deemed to have shared voting and dispositive power with respect to the shares of Series B Preferred owned by the MSDW Funds.

        (c) None of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days; the Reporting Persons have no information whether or not any other person listed in Item 5 (a) above has effected any such transaction.

        (d) As described in Item 4 of this statement, BankAmerica Ventures, the MSDW Funds, SWIB, Van Wagoner Capital Management, Thomas Fogerty, and Trellis Health Ventures L.P. each shall be entitled to receive dividends declared on their respective shares of Series B Preferred and proceeds from the sale of the Common Stock into which such shares are convertible. By virtue of the relationships described in Item 2 of this statement, BANA may be deemed to have the power to direct the receipt of dividends declared on the shares of Series B Preferred held by BankAmerica Ventures and the proceeds from the sale of the Common Stock into which such shares are convertible; each of MSVC III, Inc. and MSVP III, L.L.C. may be deemed to have the power to direct the receipt of dividend declared on the shares of Series B Preferred held by the MSDW Funds and the proceeds from the sale of the Common Stock into which such shares are convertible.

        (e) Not applicable.


                                    13 of 19

        ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        See response to Item 4.

        The following documents are attached hereto as Exhibits and are incorporated by this reference:

        (i) Cardiac Pathways Corporation Securities Purchase Agreement, dated May 20, 1999, and executed on May 21, 1999; (ii) Form of Cardiac Pathways Corporation Senior Convertible Floating Rate Bridge Note; (iii) Cardiac Pathways Corporation Security Agreement, dated May 20, 1999, and executed on May 21, 1999; (iv) Form of Cardiac Pathways Corporation Warrants for the Purchase of Shares of Preferred Stock of Cardiac Pathways Corporation; (v) Cardiac Pathways Corporation Series B Convertible Preferred Stock Purchase Agreement, dated May 20, 1999, and executed on May 21,1999; (vi) Form of Cardiac Pathways Corporation Voting Agreement by and between the Company and certain directors, officers and stockholders of the Company, (vii) Form of Cardiac Pathways Corporation Certificate of Designation; (viii) Cardiac Pathways Corporation Registration Rights Agreement, dated May 20, executed May 21, 1999.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.


        Exhibit 1: Joint Filing Agreement+

        Exhibit 2: Cardiac Pathways Corporation Securities Purchase Agreement+

        Exhibit 3: Cardiac Pathways Corporation Form of Senior Convertible
                   Floating Rate Bridge Note+

        Exhibit 4: Cardiac Pathways Corporation Security Agreement+

        Exhibit 5: Form of Cardiac Pathways Corporation Warrants for The
                   Purchase of Shares of Preferred Stock of Cardiac Pathways
                   Corporation+


        Exhibit 6: Cardiac Pathways Corporation Series B Convertible Preferred
                   Stock Purchase Agreement

        Exhibit 7: Cardiac Pathways Corporation Form of Voting Agreement+

        Exhibit 8: Cardiac Pathways Corporation Form of Certificate of
                   Designation+

        Exhibit 9: Cardiac Pathways Corporation Registration Rights Agreement+

+ Previously filed as an exhibit to the Company's report on Schedule 13D filed
  June 8, 1999.


                                    14 of 19

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  August 2, 1999


BANKAMERICA VENTURES                              MORGAN STANLEY VENTURE PARTNERS III, L.L.C.

Name:  /s/ JAMES D. MURPHY                        By:     Morgan  Stanley  Venture  Capital III, Inc.,
   ------------------------------------                   its Institutional Managing Member
Title: President and Managing Director
   ------------------------------------

MORGAN STANLEY VENTURE CAPITAL III, INC.          By: /s/ DEBRA ABRAMOVITZ
                                                     -------------------------------
                                                  Name:   Debra Abramovitz
By: /s/ DEBRA ABRAMOVITZ                          Title:  Vice President
   ------------------------------------
Name:   Debra Abramovitz
Title:  Vice President


MORGAN STANLEY VENTURE INVESTORS III, L.P.        MORGAN STANLEY VENTURE PARTNERS III, L.L.C.

By:     Morgan Stanley Venture Partners III,      By:     Morgan Stanley  Venture  Partners III, L.L.C.
        L.L.C., its General Partner                       its General Partner

By:     Morgan Stanley Venture Capital III,       By:     Morgan  Stanley  Venture  Capital III, Inc.
        Inc. its Institutional Managing Member            Its Institutional Managing Member

By: /s/ DEBRA ABRAMOVITZ                          By: /s/ DEBRA ABRAMOVITZ
   -------------------------------------             -------------------------------
Name:   Debra Abramovitz                          Name:   Debra Abramovitz
Title:  Vice President                            Title:  Vice President


                                                  THE MORGAN STANLEY VENTURE PARTNERS ENTREPRENEUR
                                                  FUND, L.P.

                                                  By:     Morgan Stanley  Venture  Partners III,
                                                          L.L.C. its General Partner

                                                  By:     Morgan Stanley Venture Capital III, Inc.,
                                                          its Institutional Managing Member

                                                  By:     /s/ DEBRA ABRAMOVITZ
                                                          -------------------------------
                                                  Name:   Debra Abramovitz
                                                  Title:  Vice President


                                    15 of 19

                                   SCHEDULE A

                        EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                              BANKAMERICA VENTURES

        The names of the Directors and the names and titles of the Executive Officers of BankAmerica Ventures are set forth below. The principal business address of each Director and officer is BankAmerica Ventures, 950 Tower Lane, Suite 700, Foster City, California 94404.

Directors
- ---------
Edward J. McCaffrey
James D. Murphy
Michael J. Murray
Terry E. Perucca

Philip Greer, Advisory Director

Officers
- --------
Michael J. Murray                  Chairman of the Board
Terry E. Perucca                   Vice Chairman of the Board
James D. Murphy                    President and Managing Director
Anchie Y. Kuo                      Managing Director
Jess R. Marzak                     Managing Director
M. Ann O'Brien                     Managing Director
Charles R. Conradi                 Senior Vice President and Tax Officer
David R. Smith                     Senior Vice President and Tax Officer
Gary S. Williams                   Senior Vice President and Tax Officer
William B. Franklin                Controller and Assistant Treasurer
Kate D. Mitchell                   Managing Director
Rory O'Driscoll                    Principal
Robert M. Obuch                    Principal
George E. Rossmann                 Principal
Erick C. Christensen               Vice President
Susan M. Lum                       Vice President and Tax Officer
Duane L. Smith                     Vice President and Tax Officer
Edward J. McCaffrey                Treasurer and Chief Investment Officer
Edward J. Stark                    Secretary
Robert S. Fore                     Assistant Secretary
Hayley J. Hoad                     Assistant Secretary
Marlene A. Sharland                Assistant Secretary
Christine M. Sokitch               Assistant Secretary
Nina Tai                           Assistant Secretary
Rick M. Wacula                     Assistant Secretary
J. Darrell Nolan                   Assistant Treasurer
Stephen E. Sudhoff                 Assistant Treasurer
Gerald W. Howard                   Compliance Officer
Louis C. Bock                      Associate
Mark J. Brooks                     Principal
John R. Dougery, Jr.               Associate
Renee M. Ansbro                    Assistant Controller
Michael J. Hornig                  Assistant Controller


                                    16 of 19

                                   SCHEDULE B

                        EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                     BANK OF AMERICA, NATIONAL ASSOCIATION

        The names of the Directors and the names and titles of the Executive Officers of Bank of America, National Association are set forth below. The principal business address of each Director and officer is Bank of America, National Association, 101 S. Tryon Street, Charlotte, North Carolina 28255.

DIRECTOR                         NAME
- --------                         ----
Chairman                         Hugh L. McColl, Jr.
Director                         James H. Hance, Jr.
                                 Kenneth D. Lewis
                                 Michael John Murray
                                 F. William Vandiver,
                                 Jr.

OFFICER                          NAME
- -------                          ----
Chairman of the Board            Hugh L. McColl, Jr.
Chief Executive Officer          Hugh L. McColl, Jr.
Vice Chairman                    James H. Hance, Jr.
President                        Michael John Murray
Executive Vice President         James W. Kiser
Group Executive Vice President   Raymond R. Peters
Executive Vice President         Paul J. Polking
Corporate counsel                James W. Kiser
General Counsel                  Paul J. Polking
Chief Financial Officer          James H. Hance, Jr.
General Auditor                  Joe L. Price
Secretary                        James W. Kiser
Assistant Secretary              Marlene Sharland
                                 Christine M. Sokitch
                                 Nina Tai
                                 Rick M. Wacula
Cashier                          Raymond R. Pews
Treasurer                        Raymond R. Peters
Risk Management Executive        Joe L. Price
                                 F. William Vandiver,
                                 Jr.
Managing Director                Michael John Murray
President, Consumer &            Kenneth D. Lewis
Commerical Banking
President Global Corporate &     Michael John Murray
Investment Banking


                                    17 of 19

                                   SCHEDULE C

                        EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                    MORGAN STANLEY VENTURE CAPITAL III, INC.

        The names of the Directors and the names and titles of the Executive Officers of Morgan Stanley Venture Capital III, Inc. ("MSVC III Inc.") are set forth below. The principal occupation for each of the persons listed below is as a Managing Director or other officer of Morgan Stanley & Co. Incorporated. If no address is given, the Director's or Executive Officer's business address is that of Morgan Stanley & Co. Incorporated at 1221 Avenue of the Americas, New York, New York 10020. Unless otherwise indicated, each title set forth opposite an individual's name refers to MSVC III Inc. and each individual is a United States citizen.


NAME, BUSINESS ADDRESS                            EXECUTIVE OFFICER TITLE
- ----------------------                            -----------------------
*Alan Goldberg                                    Chairman
*Guy Louis deChazal                               President
*John Ehrenkranz                                  None
*William James Harding                            Vice President
*Robert John Loarie                               Vice President
*Mian Fazle Husain                                Vice President
*Dennis Sherva                                    None
*Scott Halstead                                   Vice President
Debra Eve Abramovitz                              Vice President
Kenneth Clifford                                  Chief Financial Officer


- -------------------------------------------------
*Director


                                    18 of 19

                             JOINT FILING AGREEMENT

        In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13D (including amendments thereto) with respect to the Series B Preferred stock, par value $0.001, of Cardiac Pathways Corporation, a Delaware corporation and further agrees that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(k)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

Date:  August 2, 1999


BANKAMERICA VENTURES                              MORGAN STANLEY VENTURE PARTNERS III, L.L.C.

By: /s/ JAMES D. MURPHY                           By: Morgan  Stanley  Venture  Capital III, Inc.,
   -------------------------------                    its Institutional Managing Member
Name:   James D. Murphy
Title:  President and Managing Director

                                                  By: /s/ DEBRA ABRAMOVITZ
                                                     -------------------------------
                                                  Name:   Debra Abramovitz
                                                  Title:  Vice President

MORGAN STANLEY VENTURE CAPITAL III, INC.

By: /s/ DEBRA ABRAMOVITZ
   -------------------------------
Name:   Debra Abramovitz                          MORGAN STANLEY VENTURE PARTNERS III, L.P.
Title:  Vice President

                                                  By: Morgan Stanley Venture Partners III, L.L.C.,
                                                      General Partner

MORGAN STANLEY VENTURE INVESTORS III, L.P.        By: Morgan  Stanley  Venture  Capital III, Inc.
                                                      Its Institutional Managing Member


By:  Morgan Stanley Venture Partners III,         By: /s/ DEBRA ABRAMOVITZ
     L.L.C. its General Partner                      -------------------------------
                                                     Name:   Debra Abramovitz
                                                     Title:  Vice President

By:  Morgan Stanley Venture Capital III, Inc.
     its Institutional Managing Member

By: /s/ DEBRA ABRAMOVITZ                          THE MORGAN STANLEY VENTURE PARTNERS
   -------------------------------                ENTREPRENEUR FUND, L.P.

Name:   Debra Abramovitz
Title:  Vice President
                                                  By:  Morgan Stanley  Venture  Partners III, L.L.C
                                                       its General Partner

                                                  By: /s/ DEBRA ABRAMOVITZ
                                                  -------------------------------
                                                  Name:   Debra Abramovitz
                                                  Title:  Vice President


                                    19 of 19

                                 EXHIBIT INDEX


    Exhibit 6: Cardiac Pathways Corporation Series B Convertible Preferred Stock Purchase Agreement